SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

FIRST HARVEST CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

320498207
(CUSIP Number)

James M. Turner, Esq.
Sichenzia Ross Ference Kesner LLP
61 Broadway, 32nd Floor,
New York, NY 10006
Tel: (212) 930-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320498207	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Kevin Gillespie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 5,941,929
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,941,929
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,941,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	25.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 23,807,935 shares of the Issuer’s common stock outstanding (as of February 10, 2017), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 10, 2017.

CUSIP No. 320498207	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS First Harvest Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 300,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 300,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This percentage is calculated based upon 23,807,935 shares of the Issuer’s common stock outstanding (as of February 10, 2017), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 10, 2017.

CUSIP No. 320498207	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of First Harvest Corp., a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5015 W. Nassau Street, Tampa, Florida 33607.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Kevin Gillespie, a United States citizen (“Gillespie”); and (2) First Harvest Financial, Inc., a Florida corporation (“FHF”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Gillespie is the sole officer, director and shareholder of FHF. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o First Harvest Corp., 5015 W. Nassau Street, Tampa, Florida 33607.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Share Purchase Agreement

On March 1, 2016, FHF entered into a share purchase agreement with Edward C. Zimmerman, III (“Zimmerman”), pursuant to which FHF purchased 300,000 shares (such number of shares was originally 3,000,000 prior to a 10:1 reverse stock split conducted by the Issuer) of common stock from Zimmerman for $6,000. These shares represented, at the time, approximately 78.9% of the Issuer.

Agreement and Plan of Merger and Reorganization

On February 10, 2017, pursuant to an agreement and plan of merger and reorganization entered into by and among the Issuer, CV Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Corp.”), and Cannavoices, Inc. (“Cannavoices”), Acquisition Corp. merged with and into Cannavoices, such that Cannavoices, the surviving corporation, became a wholly owned subsidiary of the Company. In connection therewith, the Issuer issued shares of common stock in exchange for the cancellation of all of the issued and outstanding shares of common stock of Cannavoices.

Gillespie was a stockholder of Cannavoices and received 5,641,929 shares of common stock of the Issuer.

CUSIP No. 320498207	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

Gillespie and FHF acquired all of their common stock for investment purposes.

Gillespie is the President and Chief Executive Officer of the Issuer and the sole member of the Issuer’s Board of Directors. In these capacities, Gillespie takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, neither Gillespie nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Gillespie beneficially owns 5,941,929 shares of Issuer common stock, comprised of (i) 5,641,929 shares of common stock owned by Gillespie, and (ii) 300,000 shares of common stock owned by FHF. Gillespie is the sole officer, director and shareholder of FHF. Based upon 23,807,935 shares of the Issuer’s common stock outstanding (as of February 10, 2017), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 10, 2017, the shares of the Issuer’s common stock beneficially owned by Gillespie constitute approximately 25.0% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

FHF beneficially owns 300,000 shares of Issuer common stock. Based upon 23,807,935 shares of the Issuer’s common stock outstanding (as of February 10, 2017), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 10, 2017, the shares of the Issuer’s common stock beneficially owned by FHF constitute approximately 1.3% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of common stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Kevin Gillespie	5,941,929	0	5,941,929	0

First Harvest Financial, Inc.	300,000	0	300,000	0

CUSIP No. 320498207	13D	Page 6 of 7 Pages

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Share Purchase Agreement, dated as of March 1, 2016 by and between First Harvest Financial, Inc. and Edward C. Zimmerman III, filed as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 28, 2016 and incorporated herein by reference.
2.	Agreement and Plan of Merger and Reorganization, dated as of February 10, 2017 by and among First Harvest Corp, CV Acquisition Corp. and Cannavoices, Inc., filed as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2017 and incorporated herein by reference.
3.	Joint Filing Agreement, dated as of February 27, 2017, by and between Kevin Gillespie and First Harvest Financial, Inc. (filed herewith).

CUSIP No. 320498207	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 27, 2017

FIRST HARVEST FINANCIAL, INC.

By:	/s/ KEVIN GILLESPIE
Name:	Kevin Gillespie
Title:	President and CEO

/s/ KEVIN GILLESPIE
Kevin Gillespie

Exhibit 3

JOINT FILING AGREEMENT

This Joint Filing Agreement is filed as an exhibit to Schedule 13D being filed by Kevin Gillespie and First Harvest Financial, Inc. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 27, 2017.

FIRST HARVEST FINANCIAL, INC.

By:	/s/ KEVIN GILLESPIE
Name:	Kevin Gillespie
Title:	President and CEO

/s/ KEVIN GILLESPIE
Kevin Gillespie